Exhibit 99.1

8 June 2017

Motif Bio plc
(“Motif Bio” or the “Company”)

Notification of change in holding of significant shareholder

Motif Bio plc (AIM: MTFB), the clinical stage biopharmaceutical company specialising in developing novel antibiotics, announces that it was informed on 7 June 2017 by Aviva plc & its subsidiaries (“Aviva”) that as at 6 June 2017 Aviva’s direct interest in shares in the Company had changed. Aviva’s total interest in the Company including its non-disclosable (indirect) position remains unchanged at 8,924,647 shares (4.5%). The full TR-1 disclosure is set out below.

For further information, please contact:

Motif Bio plc	info@motifbio.com
Richard Morgan (Chairman)
Graham Lumsden (Chief Executive Officer)

Peel Hunt LLP (NOMAD & BROKER)	+ 44 (0)20 7418 8900
Dr. Christopher Golden
Oliver Jackson

Northland Capital Partners Limited (BROKER)	+44 (0)203 861 6625
Patrick Claridge/ David Hignell
John Howes/ Rob Rees (Broking)

Walbrook PR Ltd. (FINANCIAL PR & IR)	+44 (0) 20 7933 8780 or motifbio@walbrookpr.com
Paul McManus	Mob: +44 (0)7980 541 893
Mike Wort	Mob: +44 (0)7900 608 002

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Motif Bio plc

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	☒

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☒

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☐

An event changing the breakdown of voting rights	☐

Other (please specify):	☐

3. Full name of person(s) subject to the notification obligation: iii	Aviva plc & its subsidiaries

4. Full name of shareholder(s) (if different from 3.):iv

Registered Holder:

Available on Request
3,444*

Chase (GA Group) Nominees Limited
3,354,076*

HSBC Global Custody Nominee (UK) Limited
1,162,092*

State Street Nominees Limited
103,780*

*denotes direct interest

5. Date of the transaction and date on which the threshold is crossed or reached: [v]	06 June 2017

6. Date on which issuer notified:	07 June 2017

7. Threshold(s) that is/are crossed or reached: vi, vii	>3% to <3% change at Direct Interest Level (Box 8A)

8. Notified details:

A: Voting rights attached to shares viii, ix

	Situation previous to the triggering transaction				Resulting situation after the triggering transaction
Class/type of shares if possible using	Number of		Number of Voting		Number of shares	Number of voting rights		% of voting rights [x]
the ISIN CODE	Shares		Rights		Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary Shares GB00BVVT4H71	6,895,922	*	6,895,922	*	4,623,392	4,623,392	** Not Disclosable	2.36%	** Not Disclosable

*Includes Right to Recall Loaned Shares (1,000,006)

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
RIGHT TO RECALL LOANED SHARES	N/A	N/A	2,500,006* *Direct interest	1.27%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi

Resulting situation after the triggering transaction

Type of financial	Exercise	Expiration	Exercise/ Conversion	Number of voting rights	% of voting rights xix, xx
instrument	price	date xvii	period xviii	instrument refers to	Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
7,123,398	3.63%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

The voting rights are managed and controlled by Aviva Investors Global Services Limited & Friends Provident International Limited, with the following chain of controlled undertakings:-

Aviva Investors Global Services Limited:

•                  Aviva plc (Parent Company)

•                  Aviva Group Holdings Limited (wholly owned subsidiary of Aviva plc)

•                  Aviva Investors Holdings Limited (wholly owned subsidiary of Aviva Group Holdings Limited)

•                  Aviva Investors Global Services Limited (wholly owned subsidiary of Aviva Investors Holdings Limited)

Friends Provident International Limited:

•                  Aviva plc (Parent Company)

•                  Aviva Group Holdings Limited (wholly owned subsidiary of Aviva plc)

•                  Friends Provident International Limited (wholly owned subsidiary of Aviva Group Holdings Limited)

Proxy Voting:

10. Name of the proxy holder:	See Section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	Figures are based on the revised total number of voting rights of 196,212,108 as per the Company’s Exercise of Warrants and Issue of Equity announcement of 2 May 2017.

** Although not reportable, as per DTR5.1.5,the non-disclosable (indirect) position is currently 1,801,249 shares, and is included here in the interests of transparency.

14. Contact name:	Neil Whittaker, Aviva plc

15. Contact telephone number:	01603 684420